                                               1934 Act Registration No. 1-13230

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June 2003

                   CHINA EASTERN AIRLINES CORPORATION LIMITED
                 (Translation of registrant's name into English)

                               2550 Hong Qiao Road
                         Hong Qiao International Airport
                                 Shanghai 200335
                         The People's Republic of China
                                (8621) 6268-6268
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                  Form 20-F    X          Form 40-F
                            -------                 -------

     (Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101(b)(1):        )
                                                    --------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                     Yes                  No    X
                         -------             -------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82          )
                                                ---------


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                                     EXHIBIT

Exhibit
Number                                                                          Page
------                                                                          ----
1.1        Announcement regarding the Resolutions Passed at the 2002 Annual       4
           General Meeting, dated June 20, 2003.


                                      -2-

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     CHINA EASTERN AIRLINES CORPORATION LIMITED
                                                    (Registrant)

Date: June 23, 2003                  By: /s/ YE YIGAN
                                        ----------------------------------------
                                        Name:  Ye Yigan
                                        Title: Chairman of Board of Directors

                                                                     Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


CHINA EASTERN AIRLINES CORPORATION LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RESOLUTIONS PASSED AT
THE 2002 ANNUAL GENERAL MEETING

The 2002 Annual General Meeting of China Eastern Airlines Corporation Limited was held on 20th June, 2003 and the Directors hereby announce the resolutions passed at the meeting.

Further to the issue of the notice dated 29th April, 2003 convening the 2002 Annual General Meeting (the "AGM") of China Eastern Airlines Corporation Limited (the "Company"), the Board of Directors of the Company is pleased to announce that the AGM was held on 20th June, 2003 at Bai Hua Hall, Fourth Floor, 2nd Door, Pine City Hotel, 8 Dong'an Road, Shanghai, The People's Republic of China and the following resolutions were passed at the AGM as ordinary resolutions:

1. THAT the working report of the Board of Directors of the Company for the year 2002 was approved;

2. THAT the working report of the Supervisory Committee of the Company for the year 2002 was approved;

3. THAT the Company's audited financial statements and the auditors' reports for the year 2002 were approved;

4. THAT the Company's profit distribution proposal for the year 2002, details of which were set out in the Company's notice dated 29th April, 2003 convening the AGM, was approved;

5. THAT the re-appointments of Shanghai Zhonghua Certified Public Accountants as the Company's domestic auditors for the financial year ending 31st December, 2003 and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong as the Company's international auditors for the financial year ending 31st December, 2003 were approved and the Board of Directors was authorised to determine their remuneration;

6. THAT the appointment of Mr. Li Fenghua as director of the Company was approved; and

7. THAT the appointment of Mr. Xie Rong as independent director of the Company was approved.

By Order of the Board of Directors
CHINA EASTERN AIRLINES
CORPORATION LIMITED
Luo Zhuping
Company Secretary

Shanghai, The People's Republic of China
20th June, 2003